1600 Pioneer Tower 888 SW Fifth Avenue Portland, Oregon 97204 503.221.1440

Thomas P. Palmer	503.802.2018 Fax: 503.972.3718 tom.palmer@tonkon.com

March 31, 2009

Via EDGAR

Ms. Angela Crane
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.W.
Washington, D.C.  20549

Key Technology, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
(filed December 12, 2008)
Form 10-Q for the Quarterly Period Ended December 31, 2008
(filed February 9, 2009)
                                          File No. 000-21820

Dear Ms. Crane:

On behalf of Key Technology, Inc. (the "Company"), we respectfully submit below the Company's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated February 25, 2009 to Mr. John J. Ehren, the Senior Vice President and Chief Financial Officer of the Company.  This response is submitted in accordance with the extension of the time to respond agreed upon between Ms. Celia Soehner of the Staff and me in a telephone conversation on February 26, 2009 and confirmed in my letter to Ms. Soehner of February 27, 2009.  For your convenience, we have set forth below each comment in the Staff's letter followed by the Company's response.

Annual Report on Form 10-K for the Fiscal Year ended September 30, 2008

Form 10-K Facing Page

1.	Please tell us why you have not denoted the class of securities registered in the Form 8-A filed on January 16, 2008 under "Securities registered pursuant to Section 12(b) of the Act."

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

       As requested, in future filings the Company will denote the Company's Share Purchase Rights as "Securities registered pursuant to Section 12(b) of the Act."

  Item 1.  Business

  Sales and Marketing, page 8

2.
Your disclosure on page 9 indicates that you had relationships with one or more customers that individually accounted for more than 10% of your total net sales.  Tell us whether you are substantially dependent on any customer relationships and whether any relationship accounted for 10% or more of your 2008 revenues.  See Item 101(c)(vii) of Regulation S-K.  If so, please include any attendant risk factors and advise if you considered including in your Form 10-K a description of your contractual arrangements with these customers and filing your agreements with them as exhibits.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company notes that pursuant to Item 101(c)(vii) of Regulation S-K it has disclosed on page 9 under "Business" the percentage of its net sales to its largest customers and that pursuant to Item 503(c) of Regulation S-K it has disclosed on page 11 under "Risk Factors" that the loss of any one of those customers could reduce the Company's revenues and profitability.  The sales to such customers were disclosed pursuant to the last sentence of Regulation S-K Item 101(c)(vii) which provides that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer.  In the food processing industry in which the Company participates, the purchasing decisions for the Company's products and services are generally made at the individual plant level.  Therefore, although its customers may be commonly owned, the Company's dependence on a single "customer" generally represents a diversified risk spread over a group of individual decision-making buyers, the loss of sales to any one of which would not generally be considered material.  Similarly, the individual sales contracts with a particular plant would not generally be considered material and required to be disclosed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  The Company therefore believes that the disclosure of the extent of its dependence on particular customers is appropriate.

  Financial Statements and Supplementary Data, page 34

  Notes to Consolidated Financial Statements, page 43

  Note 6.  Investment in Joint Venture, page 50

3.
We note that in July 2004 you entered into a joint venture with Peco LLC to form InspX LLC for the product development, manufacturing and sales of x-ray inspection systems and the investment in the joint venture was being accounted

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

for under the equity method of accounting.  We also see for the period ended September 30, 2006, your equity in earnings of the joint venture was a loss of approximately $389,000.  Tell us how you concluded that audited financial statements of InspX were not required pursuant to Rule 3-09 of Regulation S-X.  Please provide us with the investment and income significance tests outlined at Rule 1-02(w) of Regulation S-X at and for the year ended September 30, 2006 for your InspX joint venture equity investee.

The Company evaluated at September 30, 2006 its potential obligation under Rule 3-09 of Regulation S-X to file separate financial statements of InspX LLC for the relevant periods.  As explained below, the Company concluded that separate audited financial statements for InspX LLC were not required to be filed.  Pursuant to Rule 3-09(a) of Regulation S-X, the Company applied the first and third conditions of the significant subsidiary test set forth in Rule 1-02(w) of Regulation S-X.  The analysis of the investment and income significance tests prepared by the Company is set forth below:

Condition 1 - Investments in the subsidiary are greater than 20% of total assets.

As of September 30, 2006	(dollars in 000’s)	% of total assets
Total assets	$57,938	-
Investment in subsidiary (initial)	2,000	3%
Investment in subsidiary (net book value before valuation reserve)	865	1%
Investment in subsidiary (net book value)	0	0%

Condition 3 - Proportional share of subsidiary net income before tax is greater than 20% of consolidated net income before tax.

Computational notes:
1.	If a loss is incurred by only one of the parties, equity in subsidiary earnings is excluded from consolidated net income.
2.	If net income for the most recent fiscal year is at least 10% lower than 5-year average, use the average for consolidated net income with loss years excluded.

Data:	FY06	FY05	FY04	FY03	FY02
Consolidated net income before tax	$(815)	$3,593	$5,301	$8,452	$3,546
Equity in InspX earnings before tax	(389)	(659)	(170)	0	0
Net income before tax without InspX	(426)	4,252	5,471	8,452	3,546

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

Computational note 1 applies to all years except fiscal year 2006 in which a loss was incurred by both the parent and the subsidiary.  Fiscal year 2006 is greater than 10% lower than the 5-year average net income and a loss year so it is excluded from the average.

Average of fiscal year 2002 – fiscal year 2005 net income, excluding InspX	$5,430
Percentage	20%
Threshold	1,086
Fiscal year 2006 equity in InspX earnings before tax	(389)

As a result of the application of the foregoing tests, the Company concluded that its investment in InspX LLC was not significant and the filing of InspX LLC financial statements was not required.

Item 11.  Executive Compensation, page 11

Compensation Discussion and Analysis

4.
Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.  Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.  In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation.  Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

In future filings, the Company will supplement the "Elements of Compensation" section of its Compensation Discussion and Analysis ("CD&A") to disclose how the cash and stock incentive compensation elements fit into the Company's overall compensation objectives and affect decisions regarding other elements.  In particular, the Company proposes to supplement the "Elements of Compensation" section with additional disclosure substantially similar to the following:

The Compensation Committee first determines the appropriate level of total compensation for each executive and then determines the appropriate

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

allocation among base cash compensation, annual performance-based cash compensation and stock incentive compensation.

The Compensation Committee weights each executive's total compensation opportunity toward incentive compensation tied to the Company's performance by allocating approximately 50% of the executive's total potential annual compensation to annual performance-based cash incentive compensation and long-term performance-based stock incentive compensation.  The proportion of the executive's overall compensation that is performance-based depends upon the executive's level and area of responsibility.  As a result, base salary generally represents less than one-half of each executive's total potential compensation if the Company performs at expected levels, reflecting the importance of performance-based compensation.

The proportion of an executive's compensation that is equity-based, rather than cash-based, ranges from approximately 33% to 43%, with a lower percentage allocated to executives who possess technical or operational responsibilities and a higher percentage allocated to executives who possess overall management, financial and sales responsibilities because these executives have a greater capacity to influence the financial results of the Company.  Of the equity-based elements of potential executive compensation, approximately 50% to 67% is performance-based and 33% to 50% is service-based.

When, therefore, the Company does not achieve satisfactory financial results or its stock does not appreciate, the compensation that can be realized by the Company's executives may be substantially reduced.  When the Company's performance exceeds financial expectations or its stock price appreciates, the compensation that can be realized by the Company's executives may be substantially increased.  The Compensation Committee believes that this is the most effective means of aligning executive incentives with shareholder interests.

Please also note the Company's response to Comment 7.

5.
Please ensure that your compensation discussion and analysis precedes your Summary Compensation Table.  Refer to the first paragraph under the heading "Format" in the Staff Observations in the Review of Executive Compensation Disclosure, available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

As requested, in future filings the Company will relocate the required compensation tables to follow the Compensation Discussion and Analysis section.
Cash and Non-Cash Compensation Paid to Certain Executive Officers, page 11

6.
Please disclose the compensation committee's reasons for the "performance-based" and "service-based" restricted stock awards granted to Mr. Camp, as disclosed on page 13.  We note that these awards were made "[p]ursuant to commitments made at the time of [Mr. Camp's] hire."  Consider the need to file any compensatory agreement made with Mr. Camp under Item 601(b)(10)(iii) of Regulation S-K.  In addition, it is not clear why you reported this amount in column (g) of your Grants of Plan-Based Awards table.  Given that this award appears to be service-based without an incentive component, the appropriate place to report this award may be in the "All other Stock Awards" column.  Please advise.

The principal reasons for the restricted stock awards to Mr. Camp by the Compensation Committee are the reasons stated under the CD&A section subheadings "Compensation Philosophy and Objectives" and "Elements of Compensation—Stock Incentive Compensation."  As noted there, the Compensation Committee believes compensation should be related to performance.  Consistent with this objective, the Compensation Committee determined at the time of hire that each of Mr. Camp's potential cash incentive compensation and stock incentive compensation should be approximately equal to his base salary.  In addition, the Compensation Committee believes compensation should serve to encourage executives to remain with the Company.  To implement both of these objectives with respect to Mr. Camp, the Compensation Committee awarded Mr. Camp grants of restricted stock, one-half of which are performance vested—serving to align the interests of Mr. Camp with those of the Company's shareholders—and one-half of which are time vested—serving to encourage Mr. Camp to remain with the Company.  Although the Company believes these reasons were adequately disclosed on pages 16 and 19 of the CD&A, the Company in future filings will more clearly associate these reasons with the specific equity compensation awarded to its President and Chief Executive Officer.

The Company filed Mr. Camp's employment letter, which included provisions related to his compensation, as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 26, 2006.  The Company will incorporate such exhibit by reference as a material contract into future Annual Reports on Form 10-K for as long as it is applicable.

In addition, in future filings, the Company will disclose the time-vesting portion of Mr. Camp's restricted stock awards in column (i) rather than column (g) of the Grants of Plan-Based Awards table.

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

Compensation Discussion and Analysis, page 16

7.
You state that the compensation committee considers "the experience level and contributions of the individual executive officer, the role and responsibilities of the executive officer, and other factors" when making compensation decisions.  Please provide additional disclosure to discuss and analyze how individual performance contributes to actual compensation for named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions by named executive officers that the compensation committee considers in its evaluation.  If applicable, please also discuss how these elements are weighted and factored into specific compensation decisions.  See Regulation S-K Item 402(b)(2)(vii).

The Company notes that the phrase quoted in this comment is from the "Background" section of the CD&A on page 16 and that such statement is elaborated upon extensively by the discussion on pages 18-19 under the caption "Elements of Compensation—Annual Performance-Based Cash Compensation" where the Company discloses the individual performance factors considered by the Compensation Committee in determining compensation for the named executive officers.  The elements of individual performance disclosed on page 18 include the individual incentive plans for each named executive officer which are designed to measure achievement against quantitative goals within the executive's area of responsibility.  In addition, the Company discloses the supplemental incentive cash bonus for performance in excess of quantified targeted achievement levels by both the Company and the executive's business unit.  The description of these factors is supplemented by a table on page 18 that discloses the Compensation Committee's determination of cash bonus awards based on achievement against these criteria for each named executive officer.  In future filings, the Compensation Committee intends to continue these disclosures, and is also considering reorganizing the material to present the information by named executive officer rather than by element of compensation to better integrate the qualitative and quantitative factors evaluated for each executive.  Please also note the proposed additional discussion of the weighting of various factors considered by the Compensation Committee provided in the response to Comment 4.

Annual Base Cash Compensation, page 17

8.
We note that one factor the compensation committee considers in executive compensation decisions is "perceived changes in market rates of pay for comparable executives."  It appears that you utilize some form on benchmarking for purposes of making executive compensation decisions.  Please clarify the extent to which compensation decisions are derived from a comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards.  If you have benchmarked different elements of your

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

compensation against different benchmarking groups, please identify the companies that comprise each group, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, provide appropriate corresponding disclosure.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Compensation Committee does not use peer data and surveys, or set compensation or any element of compensation to meet specific benchmarks or percentiles within any identified group.  Members of the Compensation Committee do take into account their business experience, their experience from serving on other boards of directors, publicly available information from news sources, and broad-based third-party surveys containing information about companies of similar size in a variety of industries to obtain a general understanding of current compensation practices.  The Compensation Committee uses this information, together with recommendations from the President and Chief Executive Officer, as broad guidelines for establishing total compensation for executives.  In future filings, the Company will provide more precise disclosure of the practices of the Compensation Committee in this regard as they may evolve.

Annual Performance-Based Cash Compensation, page 17

9.
We note that you have not disclosed the "certain financial performance goals" to be achieved in order for your named executive officers to earn their respective annual cash incentive payments.  Please provide such disclosure in your future filings, as applicable.  To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion.  If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b).  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Company continues to believe that certain corporate goals considered by the Compensation Committee should be treated as confidential as the disclosure of such goals would result in substantial competitive harm to the Company.  As disclosed on pages 17-18 of the current CD&A discussion, the Compensation Committee considers financial and operational objectives such as net earnings, new order bookings, factory manufacturing margins and sales expenses per order dollar, and similar business unit operating objectives, when determining

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

executive compensation.  The Company believes that the disclosure of specific numerical goals related to such matters would permit the Company's competitors to discern the plant-level operating results, strategic direction, internal forecasts and important business objectives of the Company for both current and future years.  More specifically, because many of the Company's performance metrics, such as those listed above, relate to specific lines of business, such as the Company's SYMETIX pharmaceutical business, and geographical operational activities, such as the Company's European and Asian operations, the Company believes disclosure of such goals would provide the Company's competitors with a roadmap to its strategic plans and factory-level operating objectives.  The Company has not disclosed such information in the past and the disclosure of such information in the future is likely to result in substantial competitive harm to the Company.  Therefore, the Company believes that such information constitutes "commercial or financial information obtained from a person and privileged or confidential" under the standard established by Section (b)(4) of Rule 80 under the Freedom of Information Act and may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

In future filings, the Company will review in the CD&A the considerations above regarding the disclosure of such specific performance goals.  In addition, the Company will add to the "Elements of Compensation—Annual Performance-Based Cash Compensation" section of the CD&A new disclosure substantially similar to the following:

In setting financial performance goals for fiscal 2009, the Company did not undertake any statistical analysis of how difficult it would be to achieve the financial performance goals.  The Compensation Committee believed that the performance goals, including the net earnings goal, were reasonably attainable based upon the Company's historical and expected levels of profitability.  The Compensation Committee notes, however, that although 100% of such goals were met in fiscal 2007, approximately 55% and ___% of such performance goals were not met in fiscal 2008 and fiscal 2009, respectively.

Stock Incentive Compensation, page 19

10-A.
We believe that investors will benefit from an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007.  For example, we note minimal discussion and analysis of how the Committee determined specific stock option awards as disclosed on page 19.  We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2007.  You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

As requested, in future filings the Company will provide a more detailed discussion of how the Compensation Committee arrived at and paid particular levels of compensation for fiscal 2009, reflecting any differences from the process employed in fiscal 2008.  The Company will in particular include a discussion of how the Compensation Committee's determination process resulted in the amount of stock incentive compensation awarded to each named executive officer, including the elements of compensation and specific factors considered.  The Company will also include a discussion of any material differences in bonus or equity compensation awards among the named executive officers, to the extent applicable.

Exhibits 31.1 and 31.2

10-B.
We note that your Section 302 certifications cite to your "Annual Report."  Section 302 certifications must be included in your filing exactly as set forth in Regulation S-K Item 601(b)(31).  In future filings, please do not replace the word "report" in these paragraphs with "annual report" or "quarterly report," as applicable, even where the references correspond to the correct periodic report.

In future filings, as requested, the Section 302 certifications filed as Exhibits 31.1 and 31.2 to the relevant report will be revised to eliminate the reference to "annual report" or "quarterly report" in paragraph 2 of the certifications.

Form 10-Q for the Quarterly Period ended December 31, 2008

Exhibit 31

11.
We note that your annual report contains management's internal control report as required by Item 308 of Regulation S-K.  As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company.  Please file an amendment to the Form 10-Q filed on February 9, 2009, which includes new, corrected certifications.  You may provide an abbreviated amendment that consists of a

Ms. Angela Crane
U.S. Securities and Exchange Commission
March 31, 2009

cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

As requested, the Company will file an abbreviated amendment on Form 10-Q/A to its Form 10-Q for the Quarterly Period ended December 31, 2008 filed on February 9, 2009 to amend its Section 302 certifications filed as Exhibits 31.1 and 31.2 to include in paragraph 4 a specific reference to the responsibility of the Company's certifying officers to establish and maintain internal control over financial reporting.  The abbreviated amendment will be filed prior to the filing of the Company's next Quarterly Report on Form 10-Q.

12.
Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

The conclusions of the Company's management at December 31, 2008 as to the effectiveness of the Company's controls and procedures also included the conclusion that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.  The disclosure provided in the response to Part I, Item 4, "Controls and Procedures," of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2008 will be amended to clarify such conclusion in the
Form 10-Q/A referred to in the response to Comment 11.

Company Certification

Pursuant to your request, the Company certification is provided as Appendix A to this letter.

Please do not hesitate to contact me as (503) 802-2018 in the event any member of the Staff has any comments or questions regarding this response.

                                                                  Very truly yours,

                                                                  /s/ Thomas P. Palmer
                                                                  Thomas P. Palmer

TPP/kkb
cc:	Ms. Celia Soehner (Via FedEx)
Mr. John J. Ehren

APPENDIX A

Company Certification

Pursuant to the Staff's comment letter dated February 25, 2009 to Key Technology, Inc. (the "Company") with respect to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2008, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  March 31, 2009

/s/ John J. Ehren
John J. Ehren
Senior Vice President and Chief Financial Officer

004002/00245/1518636v2